Form 10-K, Exhibit 13
period 1995-12-31
AMERICAN HERITAGE LIFE INVESTMENT CORP
filed 1996-04-01
CIK 5172

                                                                    EXHIBIT 13

                    MANAGEMENT'S DISCUSSION AND ANALYSIS

                            RESULTS OF OPERATIONS

     American Heritage Life Investment Corporation (AHLIC) and subsidiaries (the "Company") are engaged primarily in the life insurance business. The Company's consolidated earnings are primarily attributable to its principal subsidiary, American Heritage Life Insurance Company (AHL). Following is a discussion of the significant components of the consolidated results of operations for the years ended December 31, 1995, 1994 and 1993.

INSURANCE OPERATIONS
     Insurance revenues pursuant to generally accepted accounting principles
(GAAP) include only the mortality, expense and surrender charges for interest-sensitive products. Insurance revenues do not include group and credit premium equivalents and cash deposits from interest-sensitive products.
     As a result of more of the ordinary life business being interest-sensitive, the group business being on a self-funded or split funded basis and the credit business being written on an administrative services only basis, in which only the fees charged are included in insurance revenues for GAAP purposes, it is necessary to evaluate insurance revenues including premium equivalents. As demonstrated in the table on page 12, for 1995, 1994, and 1993, insurance revenues were $247.3 million, $230.6 million, and $227.4 million, respectively, while total insurance revenues including premium equivalents were $511.8 million, $445.5 million, and $410.4 million, respectively. Because so much of the Company's business is interest sensitive and administrative services only, insurance revenues including premium equivalents is a better measure of sales and growth.
     Ordinary insurance revenues amounted to $123.7 million, $114.0 million and $109.0 million, in 1995, 1994 and 1993, respectively. Premiums including premium equivalents, were $167.3 million, $161.6 million and $149.1 million for the years ended December 31, 1995, 1994 and 1993, respectively. The increases in revenues and premiums and premium equivalents in 1995 over 1994 and 1994 over 1993 were due primarily to increased policy charges on interest-sensitive products due to increased sales, increased sales of individual accident and health plans, and rate increases on certain cancer/dread disease plans. The increase in individual accident and health sales in 1995 compared to 1994 included a new long-term care product and a supplemental hospital indemnity product that in the aggregate increased revenues approximately $4.6 million.
     Group insurance revenues in 1995, 1994 and 1993 totaled $39.9 million, $43.2 million and $52.8 million, respectively. In 1995 and 1994, a majority of the new group cases were written on a self-funded or split-funded basis where only the fees charged are included in insurance revenues for financial statement purposes. Including premium equivalents related to this business, premiums and premium equivalents were $206.4 million, $167.5 million and $158.2 million for 1995, 1994 and 1993, respectively. These increases in premiums and premium equivalents included the sales to larger group cases that were sold on a self-funded basis.
     Credit insurance revenues for 1995, 1994 and 1993 were $83.6 million, $73.4 million and $65.6 million, respectively. Credit premiums and premium equivalents amounted to $138.1 million, $116.3 million and $103.1 million for the years ended December 31, 1995, 1994 and 1993, respectively. Credit insurance revenues and premiums and premium equivalents increased during these periods as a result of geographic expansion and increased sales of reinsurance, which generally provides less risk to the Company at an acceptable profit margin.
     Ordinary benefits and claims in 1995, 1994 and 1993 were $103.2 million, $95.6 million and $94.2 million, respectively. The increase each year was the result of growth in first year and renewal business, increased interest credited to policyholder account balances and some increase in mortality and morbidity experience.
     Group benefits and claims in 1995, 1994 and 1993 totaled $25.6 million, $29.1 million and $39.5 million, respectively. Group benefits have been reduced as a result of the Managed Care Program, the AHL Select Provider Network and new cases written on a self-funded or split-funded basis where claims are not included in the Company's benefits and claims expense for financial statement purposes.
     Credit benefits and claims amounted to $19.8 million, $21.4 million and $25.6 million in 1995, 1994 and 1993, respectively. These decreases were due to a reduction in the change in unearned premiums which is included in credit benefits and claims. These reductions are the result of terminating unprofitable accounts in 1994 and 1995.
     The Company's major operating costs consist of commissions, payroll, premium taxes and administrative-related expenditures. During 1995, 1994 and 1993, management took certain actions and reduced the annualized level of general insurance expenses. Such actions consisted primarily of cost reductions in home office administrative areas, including certain personnel, travel, telephone, supplies and data processing expenses. Additionally, during 1995 and 1994, general expenses have been reduced as the result of the Company's move to a new home office building in the third quarter of 1994 which reduced expenses by approximately one million dollars on an annual basis.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                   CONTINUED

     Expenses as a percentage of total income excluding realized investment gains (losses) and including premium equivalents decreased from 5.8% for the year ended December 31, 1993 to 4.9% for the year ended December 31, 1995. This reduction demonstrates that the Company has been able to control the level of general insurance expenses which in turn has been a significant factor in our steady growth in operating earnings.
     Ordinary taxes, commissions and general expenses were $29.4 million, $29.0 million and $28.6 million for 1995, 1994 and 1993, respectively. The increase each year was primarily the result of growth in ordinary business. Group taxes, commissions and general expenses were $12.2 million, $12.5 million and $12.3 million, respectively. The decrease in 1995 versus 1994 included a decrease in taxes and commissions offset by an increase in general expenses. The decrease in commissions and taxes was the result of reduced premiums. The increase in 1994 compared to 1993 was primarily the result of increased general expenses. The increases in general expenses in 1995 and 1994 were due to growth in business, administration of larger group cases and the implementation of a new local area network group system. Credit taxes, commissions and general expenses were $65.1 million, $54.1 million and $41.6 million in 1995, 1994 and 1993, respectively. The increase each year was primarily due to an increase in commissions earned as a result of increased insurance revenues and, for 1995 and 1994, a higher effective commission rate.
     Amortization of deferred acquisition costs was $23.7 million in 1995, $20.8 million in 1994 and $20.1 million in 1993. The increase in amortization expenses was primarily due to growth in business in force, and an increase in lapses of individual health business resulting from the implementation of rate increases, which increased the write-off of the policies' deferred acquisition costs.
     Non-segmented operating expenses in 1995, 1994 and 1993 were $3.4 million, $2.2 million and $1.6 million, respectively. These expenses primarily relate to non-life insurance operations, including interest expense. Interest expense is a function of the average debt outstanding and the interest rate charged. Interest expense included in non-segmented operating expenses was $3.3 million, $2.0 million and $1.4 million for 1995, 1994 and 1993, respectively. These increases were due primarily to additional bank debt outstanding in 1995 and 1994 and an increase in interest rates in 1995.

INCOME TAXES
     Income tax expense was up in 1995 compared to 1994 and in 1994 compared to 1993 due to increased earnings and an increase in the effective tax rate on net earnings to 32.2% in 1995 and 31.8% in 1994 and 1993.

NET INVESTMENT INCOME
     Net investment income was $70.6 million, $66.7 million and $63.9 million for the years ended December 31, 1995, 1994 and 1993, respectively. These increases were due primarily to an increase in invested assets, changes made in the investment portfolio to improve the yield and additional investment income from the proceeds of the public stock offering completed in October, 1993. The effective yield on invested assets for the year ended December 31, 1995 was 7.64% compared to 7.87% for the year ended December 31, 1994 and 7.97% for the year ended December 31, 1993. These reductions in yield were primarily the result of declining interest rates during 1995 and 1994.

PRE-TAX OPERATING EARNINGS
     Ordinary pre-tax operating earnings were $28.9 million, $26.0 million and $21.8 million in 1995, 1994 and 1993, respectively. The increase each year was primarily due to growth in insurance revenues and investment income, less normal growth in benefits and claims, and expenses.
     Group pre-tax operating earnings were $7.5 million, $7.3 million and $6.0 million in 1995, 1994 and 1993, respectively. The increase in group pre-tax operating earnings over this time period reflects the overall increased profitability in the business, including necessary rate actions on certain cases, the terminations of certain unprofitable cases and the movement of cases from insured to self-funded plans, which provides less volatility in financial results to the Company.
     Credit pre-tax operating earnings were $2.7 million, $1.8 million and $1.7 million in 1995, 1994 and 1993, respectively. In 1993 and 1994, the Company experienced deterioration in the profit margins on certain new and existing accounts. During 1995, the Company experienced an improvement in the operating results of the credit operations. Actions taken to improve the operating results of the Credit Department included terminating unprofitable accounts and reducing the commissions paid on accounts with unsatisfactory margins which impacted operations in 1995.

OTHER ITEMS
     Management is not aware of any pending regulations from the various state insurance departments that would have a significant impact on the Company's operations.
     The Company's legal department includes a compliance area headed by an officer who is a lawyer with regulatory experience. The compliance area reviews and approves marketing material, policy filings and other areas which are the subject of market conduct compliance requirements of the various state insurance departments.

REALIZED INVESTMENT GAINS
     Realized investment gains, net were $6.0 million for the year ended December 31, 1995 compared to $2.0 million for the year ended December 31, 1994 and $1.2 million for the year ended December 31, 1993. The realized investment gains for the respective periods were primarily the result of adjustments made in the investment portfolio to increase the yield on invested assets less recognizing any decline in value other than temporary in the value of certain investments. The 1995 realized investment gains also included realized gains on real estate reduced by realized losses on the settlement of litigation, aggregating approximately $3,200,000.

                        LIQUIDITY AND CAPITAL RESOURCES

     The Company is engaged primarily in the life insurance business. The principal subsidiary, AHL, generates major sources of cash flow from premiums collected for traditional insurance products, deposits and policy charges for interest-sensitive products, and investment income attributable to its life insurance operations and associated investment portfolio. This results in a significant portion of the Company's assets being liquid.
     As an insurer, AHL is required to maintain substantial liabilities for future policy benefits and policyholders' account balances. Since premiums and deposits received in anticipation of such benefits are investable funds, it is expected that AHL will continue to increase its investment portfolio using cash flow from operations.

OPERATING ACTIVITIES
     The net cash provided by operating activities for the years ended December 31, 1995, 1994 and 1993 aggregated $75.8 million, $48.5 million and $73.9 million, respectively. The increase in 1995 from 1994 and the decrease from 1993 to 1994 were due primarily to (1) the funding in 1994 of the termination of certain premium deposit accounts amounting to $16.4 million with no comparable reductions in 1995 or 1993 and (2) an increase in accrued investment income and a related decrease in unearned investment income due to changing policy loan interest on certain plans from in advance to in arrears during 1994 discussed in the following paragraph.
     The Company's policy loans are a higher percentage of invested and total assets than industry norm as a result of a significant block of Management Security Plan (MSP) business. The MSP product is an interest-sensitive, deferred compensation/executive benefit-type product with the policy loan feature being an integral part of the product. A market rate of interest is charged on the policy loans and a predetermined built-in spread is achieved between the interest rate charged on the policy loans and the interest rate credited on the loaned funds. Accordingly, all MSP policy loans are completely collateralized by the underlying policyholders' accounts balances. All policy loans are funded out of cash provided by operating activities and do not represent a significant restriction on the Company's liquidity. During 1994, the Company changed the payment method of interest on these loans from in advance to in arrears, which decreased unearned investment income and increased accrued investment income.

INVESTMENTS
     The Company's balance sheet contains a high ratio of liquid assets. Such assets are made up of cash, short-term investments and readily marketable securities.
     At December 31, 1995, U. S. Treasury obligations and GNMA's at market value aggregated $203.2 million, or 40.0% of the total bond portfolio of $508.3 million.
     The amortized cost of high yield bonds at December 31, 1995 aggregated $30.2 million with a market value of $32.8 million. At December 31, 1995 these investments represented only 2.5% of total assets or 3.4% of invested assets.
     Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities", requires that securities classified as available-for-sale be reported at fair value and the related unrealized gain or loss, net of deferred income taxes, be reported as a separate component of stockholders' equity. Additionally, pursuant to GAAP, deferred acquisition costs for interest-sensitive products, decreased $7.3 million at December 31, 1995 and increased $10.1 million at December 31, 1994 for the effect that would have been recognized had the unrealized gain/loss at December 31, 1995 and 1994 on debt securities actually been realized.
     During 1995 and 1994, consistent with the Company's investment strategy, certain changes were made in the investment portfolio to improve the overall investment results. During 1995, the Company sold certain parcels of real estate, reduced common stock and GNMA holdings, and increased investments in bonds and mortgage loans. These changes will result in increased future investment earnings. The current investment strategy includes increasing investments in corporate bonds and mortgage loans while decreasing investments in GNMA's on a gradual basis.
     The mortgage loan portfolio at December 31, 1995, which aggregated $29.5 million, consisted of residential mortgages of $1.5 million and commercial mortgages of $28.0 million (with no concentration in any particular industry), all of which were first mortgages on properties located in the Southeast. There were no non-performing mortgage loans in the portfolio at December 31, 1995. The Company holds no collateralized mortgage obligations or derivative securities.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                   CONTINUED



     Policy loans totaled $376.7 million at December 31, 1995, or 38.5% of total invested assets. The significant amount of policy loans was attributable to the policy loans associated with the MSP executive deferred compensation plan offered by the Company which aggregated $348.6 million at December 31, 1995. As discussed earlier, the policy loan feature is an integral part of the product. MSP policy loans increased by approximately $24.9 million in 1995 over 1994.
     The Company's investment strategy is to earn a favorable return on its investments in excess of rates for which the Company is contractually obligated to its policyholders. To achieve this policy, the Company maintains an asset/liability matching program, monitoring the investment spread achieved on each product. Targeted investment spreads have been maintained for all products despite fluctuations in interest rates and an overall compression of market rates.

NOTES PAYABLE TO BANKS
     Notes payable to banks at December 31, 1995 were $95.0 million compared to a balance of $84.2 million at December 31, 1994. The increase in bank debt at December 31, 1995 compared to the amount at December 31, 1994 reflected the cash needs of the Company, including stockholder dividends, interest expense on outstanding debt and federal income taxes.
     The notes payable to banks at December 31, 1995 and 1994 included $40.0 million related to two separate $20.0 million investment purchases where the Company is earning a positive spread on the invested assets acquired less the interest paid on the bank debt. These two loans mature in January, 1996 and June, 1997. The loan that matured in January, 1996 was repriced on a short-term basis at an interest rate of 5.8%. Under the terms of the note agreements, the Company may choose to pay off or renew the debt obligations at the Company's option, depending upon economic conditions at the respective maturity dates. The weighted average interest rate on the remaining $55.0 million of bank debt at December 31, 1995 was 6.26%.

OTHER
     The Company is a holding company; and its liquidity is largely dependent on the ability of its subsidiaries, primarily AHL, to pay dividends and on external financing. In addition, the Company charges its subsidiaries a management fee to cover its basic operating expenses.
     On October 4, 1993, the Company closed on its public stock offering with 1,872,045 common shares sold which resulted in net proceeds of $33.5 million. This amount was contributed as additional capital to AHL on October 13, 1993.
     The amount of dividends that AHL can pay to the Company is limited by regulatory restriction to an annual amount equal to the greater of 10% of AHL's statutory surplus, or its prior year's statutory gain from operations plus net realized capital gains on a noncumulative basis if AHL will have surplus as to policyholders equal to or exceeding 115% of the minimum required statutory surplus as to policyholders after the dividend is paid. A dividend of approximately $13.2 million, related to AHL's earnings in 1994, was paid to the Company in 1995. AHL chose not to pay any dividends to the Company during 1994 and 1993. Approximately $33.1 million, related to 1995 earnings, is available to dividend to the Company during 1996 without regulatory approval. The outstanding bank debt of the Company is serviced through either dividends from AHL in excess of the amount required to pay stockholder dividends or by replacement borrowing.
     In the fourth quarter of 1995, the Board of Directors of American Heritage Life Investment Corporation authorized management to repurchase from time to time up to 300,000 shares of the Company's common stock. At December 31, 1995, 51,300 shares had been acquired and funded by borrowings of $1,118,030.
     The Risk-Based Capital for Life and/or Health Insurers Model Act was adopted by the National Association of Insurance Commissioners (NAIC) in 1992. A similar act was adopted for property and casualty insurance companies in 1994. The main purpose of these model acts is to provide a tool for insurance regulators to evaluate the capital of insurers. Based on calculations using the appropriate NAIC formula, AHL and FCIC exceeded the Risk-Based Capital requirements at December 31, 1995 and 1994.

                      CONSOLIDATED STATEMENTS OF EARNINGS


Years Ended December 31                                  1995         1994         1993
============================================================================================
Income:
  Insurance revenues                                 $247,251,129  230,588,676  227,375,675
  Net investment income                                70,601,365   66,706,493   63,874,776
  Realized investment gains, net                        6,002,693    2,011,089    1,183,827
- -------------------------------------------------------------------------------------------
          Total income                                323,855,187  299,306,258  292,434,278
- -------------------------------------------------------------------------------------------
Benefits, claims and expenses:
  Benefits and claims                                 148,580,396  146,145,951  159,335,377
  Underwriting, acquisition and insurance expenses:
     Taxes, commissions and general expenses          106,398,967   95,326,393   82,298,444
     Amortization of deferred acquisition costs        23,744,359   20,757,868   20,090,573
  Other operating expenses                              3,693,979    2,413,444    1,805,555
- -------------------------------------------------------------------------------------------
          Total benefits, claims and expenses         282,417,701  264,643,656  263,529,949
- -------------------------------------------------------------------------------------------
          Earnings before income taxes                 41,437,486   34,662,602   28,904,329
Income taxes                                           13,362,100   11,021,700    9,189,700
- -------------------------------------------------------------------------------------------
          Net earnings                               $ 28,075,386   23,640,902   19,714,629
- -------------------------------------------------------------------------------------------
Net earnings per share of common stock               $       2.02         1.71         1.59
===========================================================================================

See accompanying notes to consolidated financial statements.

                         CONSOLIDATED BALANCE SHEETS


ASSETS
DECEMBER 31                                                           1995            1994
==============================================================================================
Investments:
  Debt securities, available-for-sale, at fair value
     (amortized cost of $493,813,866
     in 1995 and  $450,670,196 in 1994)                          $  515,428,786    412,746,726
  Equity securities, available-for-sale, at fair value (cost of
     $23,209,058 in 1995 and $35,583,745 in 1994)                    34,734,980     52,476,038
  Mortgage loans on real estate                                      29,506,184     20,625,877
  Investment real estate, at cost                                       375,204      1,022,985
  Policy loans                                                      376,672,196    351,160,060
  Short-term investments                                             22,885,597      7,697,740
- ----------------------------------------------------------------------------------------------
           Total investments                                        979,602,947    845,729,426
- ----------------------------------------------------------------------------------------------
Cash                                                                 20,681,707     19,490,055
Agents' balances and prepaid commissions                             39,077,008     39,146,576
Premiums receivable                                                  41,816,329     43,434,693
Accrued investment income                                            24,274,265     16,197,251
Deferred acquisition costs                                          158,250,346    162,867,773
Property and equipment, at cost, less accumulated
  depreciation of $10,337,104 in 1995 and $9,717,228 in 1994         27,829,804     27,294,320
Reinsurance receivables                                               9,230,940     11,730,734
Other assets                                                         17,132,578     13,366,322
- ----------------------------------------------------------------------------------------------
                                                                 $1,317,895,924  1,179,257,150
==============================================================================================

See accompanying notes to consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY
                                                               1995            1994
======================================================================================
Policy liabilities:
  Future policy benefits                                   $205,087,735    192,511,754
  Policyholders' account balances                           635,670,066    576,535,760
  Unearned premiums                                          53,317,152     51,604,266
  Policy and contract claims                                 50,375,445     53,308,899
- --------------------------------------------------------------------------------------
          Total policy liabilities                          944,450,398    873,960,679
- --------------------------------------------------------------------------------------
Notes payable to banks, short-term                           74,994,000     64,201,000
Notes payable to banks, long-term                            20,000,000     20,000,000
Deferred income taxes                                        28,882,185     16,559,755
Other liabilities                                            30,240,111     31,176,101
- --------------------------------------------------------------------------------------
          Total liabilities                               1,098,566,694  1,005,897,535
- --------------------------------------------------------------------------------------


Stockholders' equity:
  Common stock of $1.00 par value:
     Authorized 20,000,000 shares; issued
       13,933,206 in 1995 and 13,905,794 in 1994             13,933,206     13,905,794
  Preferred stock:
     Convertible of $10.00 par value:
       Authorized 500,000 shares; none issued                         -              -
     Non-convertible of $10.00 par value:
       Authorized 500,000 shares; none issued                         -              -
  Additional paid-in capital                                 42,214,787     41,866,379
  Retained earnings                                         148,454,353    129,406,469
  Net unrealized investment gains (losses)                   16,772,078    (10,892,295)
- --------------------------------------------------------------------------------------
                                                            221,374,424    174,286,347
  Less cost of 97,277 in 1995 and 45,954 in 1994 common
     shares in treasury                                       2,045,194        926,732
- --------------------------------------------------------------------------------------
          Total stockholders' equity                        219,329,230    173,359,615
                                                         $1,317,895,924  1,179,257,150
======================================================================================

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


YEARS ENDED DECEMBER 31                                              1995          1994          1993
=========================================================================================================
Common stock:
  Balance at beginning of year                                    $13,905,794    13,880,278     7,948,186
  Add par value of shares issued pursuant to
     stock splits in the form of stock dividends                            -             -     3,997,564
  Shares issued in connection with stock offering                           -             -     1,872,045
  Add shares issued on exercise of stock options                        5,147         2,002             -
  Other shares issued (surrendered), net                               22,265        23,514        62,483
- ---------------------------------------------------------------------------------------------------------
  Balance at end of year                                           13,933,206    13,905,794    13,880,278
- ---------------------------------------------------------------------------------------------------------
Additional paid-in capital:
  Balance at beginning of year                                     41,866,379    41,482,746     8,134,187
  Excess over par value of shares issued in connection
     with stock offering                                                    -             -    31,659,071
  Deduction related to exercise of stock options                      (54,310)      (22,197)            -
  Excess over par value on other shares issued                        402,718       405,830     1,689,488
- ---------------------------------------------------------------------------------------------------------
  Balance at end of year                                           42,214,787    41,866,379    41,482,746
- ---------------------------------------------------------------------------------------------------------
Retained earnings:
  Balance at beginning of year                                    129,406,469   115,464,920   107,199,755
  Add net earnings                                                 28,075,386    23,640,902    19,714,629
  Deduct cash dividends declared on common stock
     ($.65 per share in 1995, $.70 per share in 1994
     and $.59 per share in 1993)                                   (9,027,502)   (9,699,353)   (7,419,662)
  Deduct par value of shares issued pursuant to
     stock splits in the form of stock dividends                            -             -    (3,997,564)
  Deduct cash dividend in lieu of issuance of fractional
     shares related to stock splits                                         -             -       (32,238)
- ---------------------------------------------------------------------------------------------------------
  Balance at end of year                                          148,454,353   129,406,469   115,464,920
- ---------------------------------------------------------------------------------------------------------
Net unrealized investment gains (losses):
  Balance at beginning of year                                    (10,892,295)   14,026,745    25,290,094
  Unrealized gain upon adoption of FAS 115 at beginning of year             -     3,855,293             -
  Change during the year                                           27,664,373   (28,774,333)  (11,263,349)
- ---------------------------------------------------------------------------------------------------------
  Balance at end of year                                           16,772,078   (10,892,295)   14,026,745
- ---------------------------------------------------------------------------------------------------------
Treasury stock:
  Balance at beginning of year                                        926,732       924,503       606,907
  Add treasury shares purchased (51,323 shares in 1995,
     127 shares in 1994 and 14,428 shares in 1993)                  1,118,462         2,229       317,596
- ---------------------------------------------------------------------------------------------------------
  Balance at end of year                                            2,045,194       926,732       924,503
- ---------------------------------------------------------------------------------------------------------
          Total stockholders' equity                             $219,329,230   173,359,615   183,930,186
=========================================================================================================

See accompanying notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31                                               1995           1994           1993
=============================================================================================================
Operating activities:
  Net earnings                                                      $28,075,386     23,640,902     19,714,629
  Adjustments to reconcile net earnings to net cash provided by operating activities:
        Change in agents' balances and prepaid commissions               69,568     (1,685,089)    (7,956,578)
        Change in premiums receivable                                 1,618,364     (1,118,525)    (4,809,336)
        Change in accrued investment income                          (8,072,512)   (10,106,418)      (589,258)
        Change in reinsurance receivables                             2,499,794     (4,373,374)        64,557
        Amortization of deferred acquisition costs                   23,744,359     20,757,868     20,090,573
        Acquisition costs deferred                                  (33,066,762)   (27,154,051)   (29,078,713)
        Change in future policy benefits                             12,575,981      8,168,151      7,598,510
        Change in policyholders' account balances                    49,146,959     45,243,773     51,772,423
        Change in unearned premiums                                   1,712,886      4,726,574     13,402,925
        Change in policy and contract claims liability               (3,433,454)    (3,105,825)       507,683
        Change in income taxes                                        3,170,493      5,764,326     (2,894,285)
        Change in unearned investment income                           (803,546)   (16,237,325)     2,909,032
        Provision for depreciation and amortization                   1,706,197      1,907,688      2,417,991
        Other, net                                                   (3,109,884)     2,079,649        797,801
- -------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                    75,833,829     48,508,324     73,947,954
- -------------------------------------------------------------------------------------------------------------
Investing activities:
  Sales of debt securities                                           46,209,384     32,102,680    187,784,357
  Maturities of debt securities                                      32,025,829     65,018,991    118,636,008
  Sales of equity securities                                         13,951,296      2,576,814     31,259,998
  Maturities of mortgage loans on real estate                         2,032,781      2,019,204      2,881,949
  Policy loans paid                                                  18,124,136     18,564,952     14,629,461
  Sales of property and equipment and investment real estate          1,296,141         13,057      3,095,381
  Acquisition of block of business                                    6,046,744              -              -
  Purchases of debt securities                                     (121,355,196)  (104,742,062)  (384,145,735)
  Purchases of equity securities                                     (2,436,944)    (5,817,667)   (14,996,857)
  Origination of mortgage loans on real estate                      (10,913,088)    (4,727,270)    (6,804,150)
  Sales (purchases) of short-term investments, net                  (15,187,857)    (5,038,954)       713,011
  Policy loans made                                                 (42,736,849)   (35,055,135)   (56,819,388)
  Purchases of property and equipment and investment real estate     (2,029,702)   (13,062,743)   (10,321,292)
  Other, net                                                                  -     (3,115,871)     2,994,427
- -------------------------------------------------------------------------------------------------------------
        Net cash used by investing activities                       (74,973,325)   (51,264,004)  (111,092,830)
- -------------------------------------------------------------------------------------------------------------
Financing activities:
  Proceeds received from stock offering                                       -              -     33,531,116
  Net proceeds from short-term borrowings                            10,793,000     11,720,000     10,379,000
  Dividends to stockholders                                          (9,027,502)    (9,699,353)    (7,419,662)
  Purchase of treasury stock                                         (1,118,462)        (2,229)      (317,596)
  Other, net                                                           (315,888)     1,242,166      1,855,202
- -------------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                       331,148      3,260,584     38,028,060
- -------------------------------------------------------------------------------------------------------------
        Increase in cash                                              1,191,652        504,904        883,184
Cash at beginning of year                                            19,490,055     18,985,151     18,101,967
- -------------------------------------------------------------------------------------------------------------
Cash at end of year                                                 $20,681,707     19,490,055     18,985,151
- -------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
Cash paid during the year for:
  Interest                                                          $ 5,721,054      4,039,768      3,569,560
  Federal income taxes                                                9,650,000      4,800,000     10,100,000
=============================================================================================================

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) CONSOLIDATION POLICY
     The accompanying consolidated financial statements include the accounts of American Heritage Life Investment Corporation (AHLIC) and its subsidiaries. All significant intercompany accounts have been eliminated in consolidation. The term "Company" as used herein includes AHLIC and its subsidiaries.
     AHLIC is a holding company whose principal subsidiary is American Heritage Life Insurance Company (AHL). AHL is licensed to do business as a life insurance company in 49 states, Puerto Rico, the District of Columbia and the U.S. Virgin Islands. It markets life and accident and health insurance on an individual, group and credit basis through licensed agents and brokers. First Colonial Insurance Company, a subsidiary of AHL, markets credit property insurance and is currently licensed in twelve states.

(B) BASIS OF PRESENTATION
     The accompanying consolidated financial statements are presented on the basis of generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
     Such principles differ in some respects from those followed in preparing statutory reports filed with various insurance departments for AHL. Under GAAP:
 (1) Insurance Revenue and Expense Recognition: For traditional insurance products, premiums, benefits and expenses are reported in a manner which results in the recognition of profits over the life of the policies. For interest-sensitive products, premiums received are recognized as deposits; revenues consist of surrender, mortality and expense charges; and profits are recognized as earned.
 (2) Investments: Bonds and redeemable preferred stocks, which are classified as debt securities available-for-sale, are stated at fair value.
 (3) Deferred Acquisition Costs: The costs (principally commissions) of acquiring traditional life, interest-sensitive products and accident and health contracts, certain expenses of the policy issue and underwriting department, and certain agency expenses, all of which vary with and are primarily related to the production of new business, have been deferred. Deferred acquisition costs of traditional life and accident and health contracts are being amortized over the premium payment period of the related policies using the same assumptions as were used for computing liabilities for future policy benefits, together with appropriate expense assumptions. For interest-sensitive life products, deferred acquisition costs are being amortized over the lives of the policies in relation to the present value of estimated gross profits from surrender charges and investment, mortality and expense margins. Assumptions used for estimating the related gross profits are evaluated regularly (at least annually) and amortization is appropriately modified.
 (4) Insurance Liabilities: The liabilities for future policy benefits (which represent the excess of the present value of future benefits to be paid on behalf of or to policyholders over the present value of future net premiums, except for interest-sensitive products) are computed by a net level premium method using estimated future investment yields from 3.75% to 8.00%; withdrawals based on Company experience; mortality, and morbidity from recognized morbidity and mortality tables modified for anticipated company experience, with reasonable provisions for possible future adverse experience deviations. Policyholders' account balances represent premiums received plus interest credited during the contract accumulation period, less contract charges for mortality and expenses. For the years ended December 31, 1995 and 1994, the weighted average interest rates credited to the policyholders' account balances were 6.28% and 5.64%, respectively; and the related interest credited to the policyholders' account balances was $35,208,675 and $30,575,168. The surrender charge provisions for interest-sensitive policies vary depending upon the type of policy. For universal life-type policies, the surrender charges generally range over a period of 10-20 years at varying rates depending upon the plan of insurance. For annuities, the surrender charges generally range over a period of 7-10 years with charges varying from 1% to 10% of the accumulated fund value over the surrender charge period.

(C) VALUATION OF CERTAIN INVESTMENTS
     Debt securities are investments which mature at a specified future date more than one year after they were issued. Equity securities include common stocks. During the year ended December 31, 1994, the Company adopted the provisions of Financial Accounting Standard Board's Statement of the Financial Accounting Standard No. 115, "Accounting for Investments in Certain Debt and Equity Securities." Under these provisions, investments are required to be categorized as (1) held to maturity, (2) available-for-sale, or (3) trading. All debt and equity securities have been classified by the Company as available-for-sale and are stated at fair value. Unrealized gains or losses, on debt securities and equity securities available-for-sale in 1995 and 1994 and equity securities in 1993, resulting from fluctuations in fair values were recorded, net of deferred income taxes and adjustments to the deferred acquisition costs for interest-sensitive insurance products, directly to a separate component of stockholders' equity. Realized investment gains or losses are calculated on the basis of specific identification and include writedowns on those investments where the decline in value below its cost or amortized cost is considered to be other than temporary.
     Policy loans are carried at the actual amount loaned to the policyholder. No policy loans are made for amounts in excess of the cash surrender value of the related policy. Accordingly, in all instances, the policy loans are fully collateralized by the related liability for future policy benefits for traditional insurance policies and by the policyholders' account balance for interest-sensitive policies.

(D) PROPERTY AND EQUIPMENT
     Depreciation of property and equipment is computed on the straight-line method over the estimated useful lives of the respective assets.

(E) POLICY AND CONTRACT CLAIMS
     Accruals are provided to cover the cost of reported claims not paid and for claims incurred but not reported to the Company. The accruals are computed based on historical claims experience modified for variations in expected future benefits.

(F) OTHER OPERATING EXPENSES
     Other operating expenses include primarily interest expense related to bank borrowings and other general corporate expenses of AHLIC.

(G) INCOME TAXES
     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

(H) EARNINGS PER SHARE
     Earnings per share of common stock are based on the weighted average number of shares outstanding during each year, excluding treasury shares. Options outstanding to purchase common stock had no significant dilutive effect on earnings per share.

(I) RECLASSIFICATIONS
     Certain amounts for 1994 and 1993 have been reclassified to conform with the presentation adopted in 1995.

(2) INCOME TAXES
     The effective federal income tax rates on earnings before income taxes were lower than the maximum statutory rates as follows:


- ----------------------------------------------------------------------------------------------------
                                           1995                  1994                    1993
                                       Amt.(*)        %      Amt.(*)        %        Amt.(*)       %
- ----------------------------------------------------------------------------------------------------
Computed "expected" tax expense       $14,503        35      $12,132         35      $10,117      35
Dividends received deduction             (448)       (1)        (570)        (2)        (337)     (1)
Tax exempt interest                        (8)        -          (13)         -          (13)      -
Credits from oil and gas investments     (677)       (2)        (523)        (1)        (574)     (2)
Other, net                                 (8)        -           (4)         -           (3)      -
- ----------------------------------------------------------------------------------------------------
Effective income
   tax expense                        $13,362        32      $11,022         32       $9,190      32
- ----------------------------------------------------------------------------------------------------


*Presented in thousands.
     Deferred income taxes reflect the impact of temporary differences between the financial statement and tax basis carrying values of assets and liabilities. The temporary differences that gave rise to significant portions of the deferred tax liability and the effect on deferred income tax expense of changes in those temporary differences for the years ended December 31, 1995, 1994 and 1993 (in thousands) were as follows:


- ---------------------------------------------------------------------------------------------------------------------------------
                                                                1995                           1994                          1993
- ---------------------------------------------------------------------------------------------------------------------------------
Excess of GAAP earnings over statutory
   earnings of life insurance operations                      $ 3,571                         6,248                        2,915
Difference in tax and statutory policy
   liabilities                                                   (450)                       (1,494)                         (13)
Unearned investment income                                        149                         4,683                         (247)
Deferred acquisition costs tax                                 (2,573)                       (2,157)                      (2,481)
Deferred gain on real estate                                    2,286                             -                            -
Miscellaneous items, net                                          252                          (338)                         596
- ---------------------------------------------------------------------------------------------------------------------------------
Deferred income tax expense                                   $ 3,235                         6,942                          770
- ---------------------------------------------------------------------------------------------------------------------------------

The components of income tax expense for each of the three years ended December 31, 1995 (in thousands) follow:

- --------------------------------------------------------------------------------------------------------------------------------
                                                                 1995                          1994                         1993
- --------------------------------------------------------------------------------------------------------------------------------
Current                                                        $10,127                         4,080                       8,420
Deferred                                                         3,235                         6,942                         770
- --------------------------------------------------------------------------------------------------------------------------------
   Total                                                       $13,362                        11,022                       9,190
- --------------------------------------------------------------------------------------------------------------------------------


     The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 1995 and December 31, 1994 (in thousands) were as follows:

- ----------------------------------------------------------------
                                              1995         1994
- ----------------------------------------------------------------
Deferred tax assets:
   Insurance reserves                       $23,081       26,806
   Unrealized investment losses on
      securities available-for-sale               -        3,812
   Unearned investment income                   400          524
   Other                                        304            -
   Less: Valuation allowance                      -       (3,812)
- ----------------------------------------------------------------
   Total deferred tax assets                 23,785       27,330
- ----------------------------------------------------------------
Deferred tax liabilities:
   Deferred acquisition costs                41,350       43,160
   Unrealized investment gains on
      securities available-for-sale           9,031            -
   Deferred gain on real estate               2,286            -
   Other                                          -          730
- ----------------------------------------------------------------
   Total deferred tax liabilities            52,667       43,890
- ----------------------------------------------------------------
   Net deferred tax liability                28,882       16,560
   Current tax liability (asset)                100         (505)
- ----------------------------------------------------------------
   Accrued and deferred income taxes        $28,982       16,055
- ----------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   CONTINUED

     No valuation allowance was recorded at December 31, 1995. At December 31, 1994, a deferred tax valuation allowance of $3,812,265 was established on deferred tax assets associated with the unrealized investment losses on securities available-for-sale.
     Prior to 1985, certain life insurance company income was not subject to federal income tax until distributed. For tax purposes such income was accumulated in a memorandum "policyholders' surplus account" and taxed upon distribution. At December 31, 1995, the policyholders' surplus account was $8,772,071.

(3) INVESTMENTS

For the years ended December 31, 1995, 1994 and 1993, net investment income was as follows:

- ----------------------------------------------------------------------------------------------------------
                                                1995                      1994                     1993
- ----------------------------------------------------------------------------------------------------------
Investment income:
  Debt securities                            $38,675,897               37,386,736               35,930,897
  Equity securities                            1,679,445                1,745,996                1,853,458
  Mortgage loans on real estate                2,289,602                1,920,979                1,477,090
  Investment real estate                          42,885                   52,204                  541,976
  Policy loans                                30,230,887               27,553,970               26,408,929
  Short-term investments                       2,776,262                2,854,880                2,678,327
  Other                                            4,200                    8,607                   96,087
- ----------------------------------------------------------------------------------------------------------
    Gross investment income                   75,699,178               71,523,372               68,986,764
Investment expenses                            5,097,813                4,816,879                5,111,988
- ----------------------------------------------------------------------------------------------------------
    Net investment income                    $70,601,365               66,706,493               63,874,776
- ----------------------------------------------------------------------------------------------------------


     Proceeds from sales and maturities of investments in debt securities during 1995, 1994 and 1993 were $69,288,549, $97,220,363 and $310,534,483, respectively. Gross gains and losses on those sales, and net gains and losses on sales of other investments, were as follows:

- -------------------------------------------------------------------------------
                                              1995          1994         1993
- -------------------------------------------------------------------------------
 Debt securities - gains                  $   897,439    2,578,320    4,442,290
 Debt securities - losses                 (14,708,841)  (2,305,110)  (5,484,171)
- -------------------------------------------------------------------------------
 Debt securities, net                     (13,811,402)     273,210   (1,041,881)
 Equity securities, net                    13,186,845    1,749,675    2,224,838
 Real estate                                7,127,250      (11,796)     ( 7,914)
 Other, net                                  (500,000)           -        8,784
- -------------------------------------------------------------------------------
  Realized investment gains, net*         $ 6,002,693    2,011,089    1,183,827
- -------------------------------------------------------------------------------

* Included for 1995 in realized investment gains, net were realized losses related to the settlement of certain litigation, aggregating approximately $3,200,000.

        Stockholders' equity included the following unrealized investment gains (losses) at December 31:

- -----------------------------------------------------------------------------------------------------------
                                                                  1995                1994           1993
- -----------------------------------------------------------------------------------------------------------
Equity securities available-for-sale:
 Gross unrealized investment gains                           $12,068,045          18,717,048     22,162,722
 Gross unrealized investment losses                             (542,123)         (1,824,755)      (583,127)
- -----------------------------------------------------------------------------------------------------------
                                                              11,525,922          16,892,293     21,579,595
- -----------------------------------------------------------------------------------------------------------
Debt securities available-for-sale:
 Gross unrealized investment gains                            23,965,535           2,033,609              -
 Gross unrealized investment losses                           (2,350,615)        (39,957,079)             -
- -----------------------------------------------------------------------------------------------------------
                                                              21,614,920         (37,923,470)             -
- -----------------------------------------------------------------------------------------------------------
   Gross unrealized investment
     gains (losses)                                           33,140,842         (21,031,177)    21,579,595
Increase (decrease)in deferred
  acquisition costs for interest-
  sensitive insurance products                                (7,337,628)         10,138,882              -
Deferred federal income tax
     (benefit)                                                (9,031,136)                  -     (7,552,850)
- -----------------------------------------------------------------------------------------------------------
   Net unrealized investment
     gains (losses)                                          $16,772,078         (10,892,295)    14,026,745
- -----------------------------------------------------------------------------------------------------------

     The change in unrealized depreciation on debt securities for the year ended December 31, 1993 was $10,016,287.

     The amortized cost and fair values of debt securities available-for-sale by category of securities were as follows:

- ----------------------------------------------------------------------------------
                                           GROSS            GROSS
                        AMORTIZED       UNREALIZED      UNREALIZED         FAIR
                           COST            GAIN             LOSS           VALUE
- ----------------------------------------------------------------------------------
 December 31, 1995:
 Obligations of U.S.
  government corpora-
  tions and agencies   $ 13,932,073       1,329,993              -      15,262,066
 Obligations of state
  and local governments     345,000          27,600              -         372,600
 Corporate securities   283,046,263      21,105,333        712,974     303,438,622
 GNMA's                 196,490,530       1,502,609      1,637,641     196,355,498
- ----------------------------------------------------------------------------------
   Total               $493,813,866      23,965,535      2,350,615     515,428,786
- ----------------------------------------------------------------------------------
 December 31, 1994:
 Obligations of U.S.
  government corpora-
  tions and agencies   $  5,645,467         428,433        147,607       5,926,293
 Obligations of state
  and local governments     345,000          37,950              -         382,950
 Corporate securities   226,154,428       1,495,267     20,378,534     207,271,161
 GNMA's                 218,525,301          71,959     19,430,938     199,166,322
- ----------------------------------------------------------------------------------
  Total                $450,670,196       2,033,609     39,957,079     412,746,726
- ----------------------------------------------------------------------------------

     The amortized cost and fair value of debt securities available-for-sale at December 31, 1995, by contractual maturity, were as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without penalties.

- -------------------------------------------------------------------------
                                                   DECEMBER 31, 1995
                                               --------------------------
                                                AMORTIZED       FAIR
                                                   COST         VALUE
- -------------------------------------------------------------------------
Due in one year or less                         $  5,616,792    5,729,284
Due after one year through five years              7,610,743    8,433,999
Due after five years through ten years           135,888,071  146,812,594
Due after ten years                              119,447,770  129,429,412
GNMA's                                           196,490,530  196,355,498
Redeemable preferred stocks                       28,759,960   28,667,999
- -------------------------------------------------------------------------
   Total                                        $493,813,866  515,428,786
- -------------------------------------------------------------------------

     The amortized cost of high yield bonds included in debt securities available-for-sale was $30,152,831 with a market value of $32,817,380, which represented 3.4% of invested assets.
     There were no individual investments at December 31, 1995, other than U.S. government securities, which exceeded 10% of the Company's stockholders' equity.

(4) FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are summarized as follows:

- -------------------------------------------------------------------------------------------------
                                                                 AT DECEMBER 31, 1995
- -------------------------------------------------------------------------------------------------
                                                       CARRYING                       ESTIMATED
                                                        AMOUNT                        FAIR VALUE
- -------------------------------------------------------------------------------------------------
Debt securities                                   $  515,428,786                      515,428,786
Equity securities                                     34,734,980                       34,734,980
Mortgage loans on real estate                         29,506,184                       35,569,633
Investment real estate                                   375,204                        2,400,000
Policy loans                                         376,672,196                      376,672,196
Cash and short-term investments                       43,567,304                       43,567,304
- -------------------------------------------------------------------------------------------------
  Total cash and investments                      $1,000,284,654                    1,008,372,899
Notes payable to banks                            $   94,994,000                       94,994,000
=================================================================================================
                                                                 AT DECEMBER 31, 1994
- -------------------------------------------------------------------------------------------------
                                                      CARRYING                         ESTIMATED
                                                       AMOUNT                          FAIR VALUE
- -------------------------------------------------------------------------------------------------
Debt securities                                     $412,746,726                      412,746,726
Equity securities                                     52,476,038                       52,476,038
Mortgage loans on real estate                         20,625,877                       22,813,189
Investment real estate                                 1,022,985                        5,600,000
Policy loans                                         351,160,060                      351,160,060
Cash and short-term investments                       27,187,795                       27,187,795
- -------------------------------------------------------------------------------------------------
Total cash and investments                          $865,219,481                      871,983,808
- -------------------------------------------------------------------------------------------------
Notes payable to banks                              $ 84,201,000                       84,201,000
- -------------------------------------------------------------------------------------------------

     These fair values were determined as follows:

Debt securities
     The fair value and carrying value of debt securities were estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

Equity securities
     The fair value and carrying value of equity securities, other than private placements, were based on bid prices published in financial newspapers. For private placements, cost has been determined to approximate fair value.

Mortgage loans on real estate
     For residential mortgage loans, fair value was estimated using quoted market prices for securities backed by similar loans. The fair value of commercial loans was estimated by discounting expected future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Investment in real estate
     The fair value of real estate was calculated using estimated market values.

Policy loans
     The fair value of policy loans approximates the book value, as interest rates charged for a majority of the policy loans are updated to current market rates on an annual basis.

Cash and short-term investments
     The carrying amount approximates fair value because of the short maturity of these instruments.

Notes Payable to Banks
     The carrying amount estimates fair value because the interest rates charged approximate current market rates.

(5) NOTES PAYABLE TO BANKS
     Short-term notes payable to banks at December 31, 1995, of which all were unsecured, related to advances under $100,000,000 lines of credit ($25,006,000 available to be drawn at December 31, 1995) bearing interest at rates ranging from 4.85% to 8.00%. The arrangements under the terms of the lines of credit are reviewed annually for renewal. Debt of $40,000,000, of which $20,000,000 is long-term and secured, matures in 1996 and 1997 and relates to the acquisition of $40,000,000 of GNMA's, which were financed at interest rates of 4.85% and 6.10% and provide a positive interest spread between the rate earned on the GNMA's and the respective borrowing rate.
     Interest expense for the years ended December 31, 1995, 1994 and 1993 totaled $5,555,271, $4,016,637 and $3,569,676, respectively, of which
$3,311,939, $2,020,545 and $1,413,993, respectively, were included in other operating expenses and $2,243,332, $1,996,092 and $2,155,683, respectively, related to the purchase of the GNMA's discussed above which reduced net investment income.

(6) REINSURANCE
     In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding insurance to other insurance companies or reinsurers under excess coverage and co-insurance contracts. The maximum risk generally retained on ordinary life insurance on any one insured is $100,000 for policies issued prior to July 1, 1994 and $200,000 on policies issued subsequent to July 1, 1994. The amount retained on group and credit life insurance is generally $50,000. Generally, income from reinsurance arrangements is recognized in a manner similar to the income recognition on the underlying policy contracts.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  CONTINUED

     A contingent liability exists for that portion of the policies reinsured in the event that the reinsuring companies are unable to pay their share of any resulting claims as reinsurance contracts do not relieve the Company from its obligations to its policyholders. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.
     The amount of insurance premiums assumed and ceded under reinsurance agreements for the year ended December 31, 1995 was $12,616,191 and $97,826,310, respectively. For the year ended December 31, 1994 the amount assumed and ceded was $3,159,171 and $73,993,254, respectively. The amounts of recoveries for benefits paid under reinsurance agreements for the years ended December 31, 1995 and 1994 were $96,660,625 and $70,936,685, respectively.

(7) EMPLOYEES AND AGENTS BENEFIT PLANS

(a) STOCK OPTIONS
     The Company has three stock option plans primarily for its employees. Under the plans, options are granted to purchase shares of AHLIC's common stock at per share prices of not less than 100% of fair market value at date of grant.
     At December 31, 1995, options to purchase 271,947 shares (94,443 shares exercisable) were outstanding at option prices ranging from $11.13 to $21.50 per share (aggregate $4,919,154). In addition, options to purchase 322,055 shares were available for future grant.
     At December 31, 1994, options to purchase 291,561 shares (72,919 shares exercisable) were outstanding at option prices ranging from $11.13 to $21.50 per share (aggregate $5,174,927). In addition, options to purchase 319,775 shares were available for future grant.
     In 1995, 41,984 shares were granted at an option price of $18.50 per share. In 1994, 24,612 shares were granted at an option price of $18.75 per share. In 1993, 19,779 shares were granted at an option price of $21.50 per share and 120,000 shares were granted at an option price of $17.50 per share.
     In 1995, 17,334 shares were exercised at $11.13 per share. In 1994, 1,334 shares were exercised at $11.13 per share and 5,334 shares at $9.38 per share. In 1993, no shares were exercised.

(b) PROFIT SHARING
     The Company has a trusteed profit sharing plan for the exclusive benefit of eligible employees. The Company's annual contribution to the plan is equal to the lesser of 10% of consolidated earnings as defined or 10% of qualifying compensation paid to participants. The annual contributions amounted to $1,171,350 in 1995, $1,110,520 in 1994 and $1,076,758 in 1993. The total return to participants in 1995 was 10.87%. The average annual return to participants for the last ten years was 9.45%.

(c) STOCK PURCHASE PLAN
     The Company maintains a stock purchase plan under which its employees and directors and those of its subsidiaries can purchase shares of its common stock in the open market through an unaffiliated plan administrator. Pursuant to the plan, 299,203 shares had been purchased as of December 31, 1995. During the years ended December 31, 1995 and 1994, 29,512 shares and 31,802 shares, respectively, were purchased pursuant to the plan. This plan provides for monthly payroll and directors' fees purchases up to $1,500, with the employer making a monthly percentage contribution for the account of each participant, based upon their purchases, as follows: (a) 25% of amounts from $5 through $25,
(b) 20% of amounts in excess of $25 through $50, and (c) 15% of amounts in excess of $50 through $1,500.
     The Company also maintains a stock purchase plan under which its agents can purchase shares of its common stock in the open market through an unaffiliated plan administrator. Pursuant to the plan, 20,606 shares had been purchased as of December 31, 1995. During the years ended December 31, 1995 and 1994, 10,448 shares and 10,158 shares, respectively, were purchased pursuant to the plan.The plan provides for monthly deductions from commissions payable by participating subsidiaries of the Company to their participating agents with a minimum monthly deduction of $1,000 and maximum of $2,000. The participating subsidiary contributes, at the time of each purchase, an amount equal to five percent (5%) of its agent's deduction for purchases from commissions payable.

(8)  POLICY AND CONTRACT CLAIMS
     Activity in the liability for policy and contract claims at December 31, 1995, 1994 and 1993 (in thousands) is summarized as follows:

- -----------------------------------------------------------
                                    1995     1994      1993
- -----------------------------------------------------------
Balance at beginning of year      $53,309   56,415   55,907
   Less reinsurance recoverables    3,142    2,096    2,925
- -----------------------------------------------------------
Net balance at beginning of year   50,167   54,319   52,982
- -----------------------------------------------------------
Incurred related to:
   Current year                   126,874  118,065  127,163
   Prior years                       (383)  (1,130)    (813)
- -----------------------------------------------------------
Total incurred                    126,491  116,935  126,350
- -----------------------------------------------------------
Paid related to:
   Current year                   114,149  101,868  106,711
   Prior years                     15,726   19,219   18,302
- -----------------------------------------------------------
Total paid                        129,875  121,087  125,013
- -----------------------------------------------------------
Net balance at end of year         46,783   50,167   54,319
   Plus reinsurance recoverables    3,592    3,142    2,096
- -----------------------------------------------------------
Balance at end of year            $50,375   53,309   56,415
- -----------------------------------------------------------

(9) INDUSTRY SEGMENT INFORMATION
     Insurance revenues, total income, and pre-tax operating earnings, reconciled to net earnings, for the three years ended December 31, 1995 for each industry segment, Ordinary, Group and Credit, were as follows:

 ---------------------------------------------------------------
 (in thousands)                         1995     1994     1993
 *Insurance revenues:
  Ordinary                            $123,718  113,993  108,975
  Group                                 39,925   43,222   52,823
  Credit                                83,608   73,374   65,578
 ---------------------------------------------------------------
    Total insurance revenues          $247,251  230,589  227,376
 ---------------------------------------------------------------
 *Total income:
  Ordinary                            $185,277  171,471  164,700
  Group                                 45,281   48,879   57,802
  Credit                                87,619   77,221   68,958
  Other non-segmented income
    less eliminations                     (325)    (276)    (209)
  Realized investment gains (losses)     6,003    2,011    1,184
 ---------------------------------------------------------------
    Total income                      $323,855  299,306  292,435
 ---------------------------------------------------------------
 Operating earnings:
  *Ordinary - Total income            $185,277  171,471  164,700
    Less deductions:
      Benefits and claims              103,184   95,637   94,240
      Taxes, commissions and
       general expenses                 29,414   29,027   28,571
      Amortization of deferred
       acquisition costs                23,744   20,758   20,091
 ---------------------------------------------------------------
    Pre-tax operating earnings          28,935   26,049   21,798
 ---------------------------------------------------------------
  *Group - Total income                 45,281   48,879   57,802
    Less deductions:
      Benefits and claims               25,595   29,094   39,503
      Taxes, commissions and
       general expenses                 12,216   12,462   12,257
 ---------------------------------------------------------------
    Pre-tax operating earnings           7,470    7,323    6,042
 ---------------------------------------------------------------
  *Credit - Total income                87,619   77,221   68,958
    Less deductions:
      Benefits and claims               19,802   21,415   25,592
      Taxes, commissions and
       general expenses                 65,078   54,052   41,646
 ---------------------------------------------------------------
    Pre-tax operating earnings           2,739    1,754    1,720
 ---------------------------------------------------------------
    Other - Total income                 5,677    1,735      975
    Less: Total expenses                 3,384    2,198    1,630
 ---------------------------------------------------------------
       Total other                       2,293    (463)     (655)
 ---------------------------------------------------------------
    Earnings before income taxes        41,437   34,663   28,905
  Income taxes                          13,362   11,022    9,190
 ---------------------------------------------------------------
    Net earnings                       $28,075   23,641   19,715
 ---------------------------------------------------------------


* Total income, insurance revenues and operating profits are net of reinsurance.

     Total income includes net investment income which is allocated to the industry segments based on required liabilities for future policy benefits and policyholders' account balances.
     A majority of the Company's assets consists of investments and cash which are not identified with a specific operation. Accordingly, it is not possible to separate assets, capital expenditures, and depreciation by industry segment.

(10) STOCKHOLDER'S EQUITY AND NET EARNINGS
     The payment of dividends to AHLIC by AHL is subject to the regulation of the State of Florida Department of Insurance. A dividend may be made without prior Florida Insurance Commissioner's approval if the dividend is equal to or less than the greater of: (a) 10% of AHL's surplus as to policyholders derived from realized net operating profits on its business and net realized capital gains; or (b) AHL's entire net operating profits and realized net capital gains derived during the immediately preceding calendar year, if AHL will have surplus as to policyholders equal to or exceeding 115% of the minimum required statutory surplus as to policyholders after the dividend is paid. As a result of such restrictions, the maximum dividend which could be paid to AHLIC by AHL during 1996 without prior approval is $33.1 million.
     AHLIC's insurance subsidiaries had statutory net operating earnings of $18,998,530, $13,466,184 and $11,702,137 and statutory net earnings of
$33,940,756, $14,135,172 and $13,744,398 for the years ended December 31, 1995,
1994 and 1993, respectively. Statutory stockholder's equity of such subsidiaries was $134,527,656 at December 31, 1995 and $139,250,736 at December 31, 1994. At December 31, 1995, pursuant to the insurance laws of the State of Florida, the minimum capital and surplus required to be maintained by AHL was approximately $43.4 million.

(11) NEW PRONOUNCEMENTS BY THE FINANCIAL ACCOUNTING STANDARDS BOARD
     No pronouncements which have been issued by the Financial Accounting Standards Board have or will have a significant impact on the consolidated financial statements of the Company.

(12) CONTINGENT LIABILITIES
     AHL, like other insurance companies, is currently a defendant in lawsuits that involve claims for punitive, exemplary or other extracontractual damages, which are for amounts substantially in excess of the actual damages sought. Management considers such litigation regrettably to be of the type to which insurance companies are usually and customarily subjected to in the ordinary course of business and to date the settements of such claims of this nature have not been material to the financial position of the Company. In the opinion of management, based on the currently ascertained facts of the pending litigation, which the Company intends to vigorously defend, the ultimate resolution of such litigation should not be material to the financial position of the Company.